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SECU



19010576

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69805

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2018** (MM/DD/YY) AND ENDING **3/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bloom Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21500 Biscayne Blvd. , #403
(No. and Street)

Aventura	**FL**	**33180**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Goettling **305-974-0700**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Alperin,Nebbia, and Associates, CPA, PA
(Name - if individual, state last, first, middle name)

375 Passaic Ave. Suite 200	**Fairfield**	**NJ**	**07004**
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAY 29 2019
Washington DC
413

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, Robert Goettling, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Bloom Securities, LLC, as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Manager/ CCO
Title

Subscribed and sworn to before me this 22 day of May 2019

Notary Public



MYLES MOCEGA
MY COMMISSION # GG 195604
EXPIRES: April 28, 2022
Bonded Thru Notary Public Underwriters

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Changes in Financial Condition
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLOOM SECURITIES, LLC

CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of Bloom Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bloom Securities, LLC, (the "Company") as of March 31, 2019, the related statements of income, changes in member's equity and cash flows for the period from January 1, 2018 to March 31, 2019, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bloom Securities, LLC as of March 31, 2019, and the results of its operations and its cash flows for the period from January 1, 2018 to March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
May 23, 2019

BLOOM SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
March 31, 2019

ASSETS

Cash	$ 845,588
Other assets	12,211
TOTAL ASSETS	$ 857,799

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Due to related party	$ 29,395
Unearned Revenue	516,068
TOTAL LIABILITIES	$ 545,463
MEMBER'S EQUITY	312,336
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 857,799

The accompanying notes are an integral part of these financial statements.

BLOOM SECURITIES, LLC
STATEMENT OF INCOME
FOR THE PERIOD JANUARY 01, 2018 TO MARCH 31, 2019

REVENUES	
Fee revenue	$ 17,184,665
Interest Income	3,433
Other Income	1,060
TOTAL REVENUES	17,189,158
EXPENSES	
Commission	1,648,409
Deal related expenses	729,482
Salary expense	279,660
Professional fees	58,907
Rent	52,609
Regulatory expenses	37,340
Insurance	27,158
Communication	16,303
Auto	12,200
Office and related general and administrative	7,479
TOTAL EXPENSES	2,869,548
Net Income	$ 14,319,609

The accompanying notes are an integral part of these financial statements.

BLOOM SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD JANUARY 01, 2018 TO MARCH 31, 2019

MEMBER'S EQUITY JANUARY 01 , 2018	$ 1,131,189
Member's Distributions	(15,138,462)
Net Income	14,319,609
MEMBER'S EQUITY MARCH 31, 2019	$ 312,336

The accompanying notes are an integral part of these financial statements.

BLOOM SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 01, 2018 TO MARCH 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 14,319,609
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Due from related party	319,709
Other assets	(1,399)
Due to related party	(69,966)
Unearned Revenue	516,068
NET CASH PROVIDED BY OPERATING ACTIVITIES	15,084,021
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(15,138,462)
NET CASH USED IN FINANCING ACTIVITIES	(15,138,462)
NET CHANGE IN CASH	(54,441)
CASH, BEGINNING OF PERIOD	900,029
CASH, END OF PERIOD	$ 845,588

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Bloom Securities, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in February, 2016, under the laws of the State of Florida and was approved by FINRA on April 7, 2017. The Company is 100% owned by The Bloom Organization II, Inc. (the Parent).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company has cash held in demand accounts at financial institutions and as of March 31, 2019, one of their bank accounts exceeded the $250,000 FDIC coverage limit.

Revenue Recognition

Effective January 1, 2018, The Company adopted Accounting Standards Update ("ASU") No. 2014-09 *Revenue from Contracts with* Customers and all related amendments to the ASU (collectively, "ASC 606") using modified retrospective method for all contracts which were not completed as of January 1, 2018. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company's implementation efforts included the identification of revenue stream subject to the guidance and the review of customer contract to determine the Company's performance obligations and the associated timing of each performance obligation. The Company concluded there is no

Note 2 - Summary of Significant Accounting Policies-Continued

Revenue Recognition

material impact to the recognition and measurement of contracts with customers and related incremental costs to obtain or fulfill such contracts. Therefore, adoption of the standard did not require a cumulative-effect adjustment as of January 1, 2018.

The Company derives all of its revenues from the performance of investment banking services which is within the scope of ASC 606. Investment banking services include placement of securities, post-placement consulting services, and the provision of merger and acquisition advice. The Company enters into contracts with clients for periods usually lasting one year or less. The contracts include non-refundable retainer fees and/or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed. The Company's fees are paid at the time when the engagement is completed. The Company does not recognize revenue relating to retainer fees as this revenue is earned by the Company's parent company.

Success fees, which are considered to be variable consideration, are included in the transaction price and recognized into revenue when it is determined that the reversal of revenue is not probable and the Company has completed the performance obligation which is typically at the closing of the transaction. When assessing probability, the Company applies a careful analysis and judgement to the remaining factors necessary for completion of the transaction, including factors outside of the company's control. Reimbursements, including those that pertain to travel and other out-of-pocket expenses, are recognized into revenue at the point in time in which the Company has an unconditional right to payment. Deferred revenue represents contract liabilities for the amount billed or collected in advance of the performance obligations being completed.

Income Taxes

The Company passes its taxable income through to the Parent. As a result, no federal or state income taxes are provided for, as they are the responsibility of the individual member of the Parent.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard had no effect on the Company's financial statements.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. At March 31, 2019, the Company had net capital of $300,125 which exceeded its requirement by $263,761. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2019, this ratio was 1.82 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 4 - Related Party Transactions

The Company has a management services agreement with the Parent. Under this agreement, the Parent provides administrative services and office space. The Company is not required to repay these expenses. Total expenses under this agreement for the period January 01, 2018 to March 31, 2019 were $1,078,586. As of March 31, 2019, the Company had amounts due from the Parent for $0 and accrued expenses due to the Parent for $29,395 These amounts are included in the statement of financial condition.

Note 5 - Concentration of Revenues

The Company conducted business with six customers for the period January 01, 2018 to March 31, 2019.The percentage range of revenue for each customer, as a percentage of total revenue, scaled from .87% to 62.6% for the period. There were no outstanding receivables attributable to these customers as of March 31, 2019.

Note 6 - Commitments and Contingencies

On August 3, 2017, the Company entered into a three year rental lease for an automobile for $813 per month. The future minimum obligations under this operating lease agreement are noted below:

Year Ending March 31,	Amount
2020	$9,756
2021	$4,065
Total	$13,821

The Company had no other commitments or contingencies outstanding at March 31, 2019.

Note 7 - Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02 which requires lessees to recognize leases on the balance sheet and disclose important information about leasing arrangements. The Company will be required to record a right –of- use asset , representing the right to use the underlying asset over the lease term and a lease liability. The ASU will require the Company to record interest expense for finance leases separate from the amortization of the right-of-use asset, and for operating leases the interest expense will be recognized as a combined expense. The adoption of the new standard is effective for entities that are required to file financial statements with the SEC for annual reporting periods after December 15, 2018, including interim periods within that reporting period. The Company is evaluating the effect of adopting this new standard.

Note 8 – Subsequent Events

There were no subsequent events reported after the Balance sheet date March 31, 2019 and before the issuance of these financial statements.

BLOOM SECURITIES, LLC
SUPPLEMENTARY INFORMATION
MARCH 31, 2019

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Member's Equity	$	312,336
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		12,211
NET CAPITAL		300,125
Less: Minimum net capital requirements the greater of 6 & 2/3 % of aggregate indebtedness or $5,000 , as defined per the Rule 15c3-1		36,364
EXCESS NET CAPITAL	$	263,761
AGGREGATE INDEBTEDNESS	$	545,463
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.82

There is no material difference between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of March 31, 2019.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

See accompanying Report of Independent Registered Public Accounting Firm

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of
Bloom Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which Bloom Securities, LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which Bloom Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(i) and Bloom Securities, LLC stated that Bloom Securities, LLC met the identified exemption provisions throughout the most recent fiscal period from January 1, 2018 to March 31, 2019 without exception. Bloom Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bloom Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
May 23, 2019

BLOOM SECURITIES, LLC

Exemption Attestation

Bloom Securities, LLC Assertions

We confirm, to the best of our knowledge and belief, that:

(1) The Company claimed an exemption from SEC Rule.15c3-3 under the provisions of in paragraph of (k)(2)(i) throughout the period from January 01, 2018 to March 31, 2019.

(2) The Company met the identified exemption provision in SEC Rule.15c3-3(k)(2)(i) throughout the period from January 01, 2018 to March 31, 2019 without exception.

By: 

Date 5/22/19

Robert Goettling
Manager and Chief Compliance Officer

March 29, 2019

— 21500 Biscayne Blvd., Suite 403 — Aventura, FL 33180 —
— Ph: (305) 974-0700 · Fax: (305) 390-3434—